                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         American Retirement Corporation
                         -------------------------------
                                (Name of Issuer)



                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   028913-10-1
                                 (CUSIP Number)



                                TAMARA R. WAGMAN
                            FREDERIC DORWART, LAWYERS
                                  Old City Hall
                             124 East Fourth Street
                              Tulsa, OK 74103-5010
                                 (918) 583-9922
                           (918) 583-8251 (Facsimile)
                      -------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)



                                November 28, 2001
                         -------------------------------
                      (Date of Event Which Required Filing)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box [ ].

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CUSIP NO. 028913-10-1
         -----------------
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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George B. Kaiser
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                             [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              1,145,008 (see Item 5)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,145,008 (see Item 5)
                   -----------------------------------------------------------
     PERSON               SHARED DISPOSITIVE POWER
                     10
      WITH                None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,145,008 (see Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See instructions)
14
      IN
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                                  SCHEDULE 13D


                            Filed by George B. Kaiser
                     In Connection with Transactions in the
                    Shares of American Retirement Corporation
                    -----------------------------------------

Item 1.  Security and Issuer.
------   -------------------

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of American Retirement Corporation, a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 111 Westwood Place, Suite 402, Brentwood, Tennessee 37027.

Item 2.  Identity and Background.
------   -----------------------

                  (a)      George B. Kaiser

                  (b)      6733 South Yale
                           Tulsa, OK 74136

                  (c)      Independent Oil and Gas Producer
                           KAISER-FRANCIS OIL COMPANY
                           6733 South Yale
                           Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

Item 3.  Source or Amount of Funds or Other Consideration.
------   ------------------------------------------------

                  Mr. Kaiser purchased an aggregate of 1,143,300 shares of Common Stock for total consideration of $3,613,995
                  (including brokerage commissions) derived from personal funds. Mr. Kaiser also purchased $41,000 aggregate principal amount of the Issuer's 5-3/4% Convertible Subordinated Debentures due 2002 (the Debentures), which are convertible into an aggregate of 1,708 shares of Common Stock for total consideration of $28,170.70 (including brokerage commissions). The consideration for the Debentures was derived from personal funds. Each $1,000 principal amount of the Debentures is convertible at the option of the holder into 41.6667 shares of Common Stock or approximately $24.00 per share. Mr. Kaiser also maintains various credit facilities and arrangements, including customary margin arrangements, with banks and other financials institutions in the ordinary course of business and in connection therewith provide to the lends as collateral thereunder the shares of Common Stock and the Debentures purchased by Mr. Kaiser.

Item 4.  Purpose of Transaction.
------   ----------------------

Mr. Kaiser has acquired the shares of Common Stock and the Debentures because, in his opinion, the securities are a good long term investment and because the stock price is attractive relative to the underlying

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asset value. Mr. Kaiser will monitor developments of the Issuer and may communicate with management of the Issuer, the Issuer's Board of Directors, and with others concerning the Issuer. Mr. Kaiser may from time to time acquire or dispose of shares of Common Stock, Debentures, or derivatives thereof in the open market, in privately negotiated transactions, or otherwise.

Mr. Kaiser owns 83 percent of the capital stock of Fountains Continuum of Care, Inc. ("Fountains"). Fountains owns fifteen retirement communities and operates two additional retirement communities, located in eleven states. Representatives of Fountains have had discussions, now abandoned, with other retirement community businesses concerning investment in ARC.

Mr. Kaiser may transfer his shares of Common Stock and the Debentures to Fountains on such terms and conditions as Mr. Kaiser and the Fountains may hereafter agree.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) As of the date of this Schedule 13D, Mr. Kaiser beneficially owns 1,145,008 shares of Common Stock of the Issuer, which includes 1,708 shares issuable upon conversion of the Debentures owned by Mr. Kaiser that are convertible within 60 days of November 28, 2001. Based upon the 17,247,576, share of Common Stock outstanding on November 9, 2001 as set forth in the Issuer's quarterly report on Form 10-Q for the period ended September 30, 2001, these 1,145,008 shares represent 6.6 % of the outstanding shares of Common Stock of the Issuer. Mr. Kaiser possesses the sole power to vote or to direct to vote, and the sole power to dispose or direct the disposition of all 1,143,300 shares of Common Stock and the conversion of the Debentures.

         (b) On November 28, 2001, Mr. Kaiser purchased 250,000 shares of Issuer common stock on the open market at $1.950 per share for a total of $487,500.

         (c) On November 29, 2001, Mr. Kaiser purchased 100,000 shares of Issuer Common Stock on the open market at $1.950 per share for a total of $195,000.


Item 6.  Contracts, Arrangements, or Understandings with Respect to Securities
         ---------------------------------------------------------------------
         of Issuer.
         ---------

         None.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         None.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Signed: /s/ George B. Kaiser
                                                     --------------------------
                                                      George B. Kaiser